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Exhibit 12.1

East West Bancorp, Inc.
Computation of Ratio of Earnings to Fixed Charges

	For the Nine Months Ended September 30, 2008		Year Ending December 31,(1)
			2007	2006	2005	2004	2003
	(Dollars in Thousands)
(Loss) Income before tax	$(85,960)		$262,259	$233,781	$170,361	$121,333	$89,660
Fixed Charges
Interest expense	100,095		124,578	92,303	37,698	15,001	5,286
Estimate of interest within rental expense	2,679		3,545	3,022	2,298	1,418	1,259
Preferred dividends	4,089		—	—	—	—	—

Fixed charges and preferred dividend, excluding interest on deposits	$106,863		$128,123	$95,325	$39,996	$16,419	$6,545

Interest on deposits	136,546		241,035	200,265	93,586	37,896	29,946

Fixed charges and preferred dividend, including interest on deposits	$243,409		$369,158	$295,590	$133,582	$54,315	$36,491

Total earnings, fixed charges and preferred dividends, excluding interest on deposits	$20,903		$390,382	$329,106	$210,357	$137,752	$96,205
Total earnings, fixed charges and preferred dividends, including interest on deposits	$157,449		$631,417	$529,371	$303,943	$175,648	$126,151
Ratio of Earnings to Fixed Charges and Preferred Dividends
Excluding interest on deposits	—	(2)	3.05	3.45	5.26	8.39	14.70
Including interest on deposits	—	(3)	1.71	1.79	2.28	3.23	3.46

(1)
As of December 31, 2007, we had no shares of preferred stock outstanding and did not pay any dividends on preferred stock in any of the periods presented.

(2)
Earnings were inadequate to cover fixed charges and preferred dividends by $86.0 million for the nine-month period ended September 30, 2008.

(3)
Earnings were inadequate to cover fixed charges and preferred dividends and interest on deposits by $86.0 million for the nine-month period ended September 30, 2008.

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  Exhibit 12.1